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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*



                        United Financial Holdings, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  91032K 10 6
-------------------------------------------------------------------------------
                                 (CUSIP Number)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-(c)

                  [X]    Rule 13d-1(d)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)




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CUSIP No. 91032K 10 6                 13G                     PAGE 1 OF 3 PAGES




-------------- ----------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                  Ian F. Irwin
-------------- ----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]


-------------- ----------------------------------------------------------------
      3        SEC USE ONLY



-------------- ----------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION


                                      U.S.A.
--------------------------- ----- ---------------------------------------------
        NUMBER OF            5    SOLE VOTING POWER
          SHARES
       BENEFICIALLY                   22,818
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                      248,310
                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                      22,818
                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                      248,310
-------------- ----------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      271,128

-------------- ----------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*
                                                                            [ ]


-------------- ----------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      6.7%

-------------- ----------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

                                      IN

-------------- ----------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.


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CUSIP No. 91032K 10 6                 13G                     PAGE 2 OF 3 PAGES




Item 1.
         (a)  Name of Issuer:  United Financial Holdings, Inc.

         (b)  Address of Issuer's Principal Executive Offices:
                  333 Third Avenue North, St. Petersburg, FL 33701

Item 2.
         (a)  Name of Person Filing:  Ian F. Irwin

         (b)  Address of Principal Business Office or if None, Residence:
                  222 2nd Street North, St. Petersburg, FL 33701

         (c)  Citizenship:  United States of America

         (d)  Title of Class of Securities:  Common Stock

         (e)  Cusip Number:  91032K 10 6

Item 3.  Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c): N/A

Item 4.  Ownership
         (a) Amount Beneficially Owned (describe): As of December 31, 1998, the Reporting Person beneficially owned an aggregate of 271,128 shares of Common Stock of United Financial Holdings, Inc. The 271,128 shares includes the following: (i) 109,566 shares held by a company for which the Reporting Person is an officer and a director and all of the stock of which is owned by the Reporting Person's son, (ii) 138,744 shares held by the Reporting Person and his wife as tenants by the entirety, and (iii) 22,818 shares that may acquired by the exercise of stock options by the Reporting Person that are immediately exercisable.

         The 271,128 shares beneficially owned by the Reporting Person excludes the following shares over which the Reporting Person does not have beneficial ownership: (i) 630 shares held by a partnership of which the Reporting Person owns a limited partnership interest and is a shareholder of the corporate general partner; (ii) 62,706 shares held by a corporation for which the Reporting Person is a director, officer and a twenty-five percent shareholder, the remaining equity interests of which are owned by his adult siblings and parents; (iii) 37,064 shares held in trusts for the benefit of the Reporting Person's children for which the Reporting Person does not serve as trustee;
(iv) 21,017 shares held in his wife's trust for which Mr. Irwin does not serve as trustee; (v) 4,550 shares held in his wife's money purchase pension plan; and (vi) 1,700 shares held by his wife as custodian under the Florida Uniform Transfer to Minors Act for the benefit of the Reporting Person's stepson, John Paul Getting.




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CUSIP No. 91032K 10 6                 13G                     PAGE 3 OF 3 PAGES




         (b) Percent of Class: The 271,128 shares of Common Stock beneficially owned by the Reporting Person constituted 6.7% of the class as of December 31, 1998.


         (c)  Number of shares as to which such person has:

              (i)    Sole power to vote or to direct the vote:  22,818

              (ii)   Shared power to vote or to direct the vote:  248,310

              (iii)  Sole power to dispose or to direct the
                     disposition of:  22,818

              (iv)   Shared power to dispose or to direct the
                     disposition of:  248,310

Item 5.  Ownership of Five Percent or Less of a Class: N/A

Item 6.  Ownership of More than Five Percent on Behalf
             of Another Person: N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: N/A

Item 8.  Identification and Classification of Members of the Group
             N/A

Item 9.  Notice of Dissolution of Group
             N/A

Item 10. Certification (see Rule 13d-1(b) and (c))
              N/A



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 1999


                                          /s/ Ian F. Irwin
                                          -------------------------------------
                                          Ian F. Irwin